Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-133241

September 24, 2008

REALTY INCOME CORPORATION

PRICING TERM SHEET

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated September 23, 2008 and the accompanying prospectus dated April 12, 2006 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation

Exchange/Symbol:	NYSE/O

Shares Offered:	2,700,000 shares of common stock

Additional Shares Subject to Underwriters’ Over-Allotment Option:	405,000 shares of common stock

Price to Public:	$26.82 per share of common stock

Last Reported Sale Price of the Common Stock on the NYSE on September 24, 2008:	$26.82 per share

Net proceeds:

Approximately $68.7 million, or approximately $79.1 million if the underwriters’ overallotment option is exercised in full, in each case after deducting the underwriting discount and estimated expenses payable by Realty Income Corporation

CUSIP:	756109104

Settlement Date:	September 30, 2008

Joint Book-Running Managers:	Raymond James & Associates, Inc. UBS Securities LLC

Co-Managers:

Robert W. Baird & Co. Incorporated
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated
Janney Montgomery Scott LLC
Morgan Keegan & Company, Inc.

Stabilizing Transactions:

Prior to purchasing the shares of common stock to be sold in the offering, on September 24, 2008 one of the underwriters purchased, on behalf of the underwriting syndicate, 20,000 shares of Realty Income Corporation’s common stock at an average price of $26.75 per share in stabilizing transactions

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and supplement thereto if you request it by contacting Raymond James & Associates, Inc. by telephone

(toll free) at 1-800-248-8863 ext. 72586 or by email at Pat.Woolley@RaymondJames.com or by contacting UBS Securities LLC by telephone (toll free) at 1-888-827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM